Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 23, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sirs,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) and read with the Securities and Exchange Board of India ("SEBI") Circular dated September 9, 2015, bearing reference no. CIR/CFD/CMD/4/2015("Circular")

This is in furtherance to our intimation dated December 17, 2022, informing the exchange that our wholly owned subsidiary Dr. Reddy's Research and Development B. V. (DRRDBV), has entered into an Asset Purchase Agreement for sale of its certain assets and liabilities including transfer of employees at site situated at Zernikedreef 12, 2333, CL Leiden, The Netherlands.

In this regard, we would like to inform you that DRRDBV has completed the above said transaction on Thursday, December 22, 2022 and the Asset Purchase Agreement is now effective. The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, have already been made available vide the ‘Annexure A’ of our intimation dated December 17, 2022.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head CSR